UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant: Forward Air Corporation
2.	Name of Person Relying on Exemption: Ancora Alternatives LLC
3.	Address of Person Relying on the Exemption: C/O ANCORA HOLDINGS GROUP, LLC 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124
4.	Written Material. The following written materials are attached: Press Release, dated May 20, 2025. Presentation, dated May 20, 2025, attached hereto as Exhibit 1.

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Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Ancora Alternatives LLC (together with its affiliates, “Ancora”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Ancora.

PLEASE NOTE: Ancora is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Ancora Releases Presentation Illustrating Why Shareholders Should Vote AGAINST Three Unfit Legacy Directors at 2025 Annual Meeting

Urges Shareholders to Vote AGAINST Chairman George S. Mayes, Jr., Director Javier Polit and Director Laurie A. Tucker

Highlights These Directors’ Dismal Judgment in Approving the Disastrous Omni Acquisition, Value-Destructive Tenures and Efforts to Stall the Company’s Current Sale Process

Explains Why Ancora Believes a Sale Is the Best Risk-Adjusted Outcome for Forward Air Shareholders – and Why Removing the Targeted Directors Can Lead to a More Objective Strategic Review

CLEVELAND--(BUSINESS WIRE)--Ancora Holdings Group, LLC (together with its affiliates, “Ancora” or “we”), a significant shareholder of Forward Air Corporation (NASDAQ: FWRD) (“Forward Air” or the “Company”), today issued a presentation that details why shareholders should join Ancora in voting AGAINST three current members of the Board of Directors (the “Board”) at the 2025 Annual Meeting of Shareholders (the “Annual Meeting”): Chairman George S. Mayes, Jr., Director Javier Polit and Director Laurie A. Tucker.

Highlights from the presentation include:

•	Mr. Mayes, Mr. Polit and Ms. Tucker have presided over enormous value destruction, with negative total returns and significant underperformance versus the S&P 500 Index, Russell 2000 Index and S&P 500 Air Freight & Logistics Index during all relevant periods.

•	These three problematic directors supported Forward Air’s disastrous acquisition of Omni Logistics, LLC (“Omni”) in 2023, which burdened the Company with substantial debt, presented operational and integration challenges, and strained customer relations.

o	Since the Omni transaction, Forward Air has delivered just half the EBITDA it had projected at the time of the deal announcement, increased its net leverage to 5.5x and reported negative earnings per share.

o	Based on their shared history of poor decisions on transactions, we believe the targeted directors cannot be trusted to oversee the Company’s strategic review and make sound decisions around fair value and the best risk-adjusted outcome.

o	We believe Forward Air has limited opportunity as a standalone public company given its high level of debt – yet the Board appears to be slow-walking the sale process, leaving shareholders in a precarious position.

•	After the Board botched the Company’s strategic review with its stance reversal on the applicability of the Tennessee Business Combination Act, Forward Air is now being forced to take the step of reincorporating in Delaware.

o	While Ancora will support the Delaware reincorporation proposal because it is the only path to ensuring a comprehensive sale process, this plan is further evidence that the Board continues to be two steps behind and is not working proactively to maximize value for shareholders.

o	Instead of using the reincorporation as an opportunity to strengthen shareholders’ rights, the Board has opted to maintain onerous provisions – including involving shareholders’ ability to act by written consent – and weaken shareholders’ ability to call a special meeting.

•	Ancora continues to believe that Forward Air is an attractive acquisition target today, providing potential buyers with the opportunity to own the premier expedited LTL carrier.

o	We estimate that a sale to one of the many well-capitalized buyers likely to engage in the process could garner a significant premium to Forward Air’s current share price levels and eliminate further risk for the Company’s shareholders.

•	The Company’s director resignation policy, which requires directors to tender their resignations if they receive less than 50.1% support, empowers shareholders to hold Mr. Mayes, Mr. Polit and Ms. Tucker accountable at the 2025 Annual Meeting and to send a message to the Board that shareholders will not tolerate more episodes of avoidable value destruction at Forward Air.

About Ancora

Founded in 2003, Ancora Holdings Group, LLC offers integrated investment advisory, wealth management, retirement plan services and insurance solutions to individuals and institutions across the United States. The firm is a long-term supporter of union labor and has a history of working with union groups and public pension plans to deliver long-term value. Ancora’s comprehensive service offering is complemented by a dedicated team that has the breadth of expertise and operational structure of a global institution, with the responsiveness and flexibility of a boutique firm. Ancora Alternatives is the alternative asset management division of Ancora Holdings Group, investing across three primary strategies: activism, multi-strategy and commodities. For more information about Ancora Alternatives, please visit www.ancoraalts.com.

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. ANCORA IS NOT ASKING FOR YOUR PROXY CARD AND WILL NOT ACCEPT PROXY CARDS IF SENT. ANCORA IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

Contacts

Longacre Square Partners LLC

Greg Marose / Bela Kirpalani, 646-386-0091

gmarose@longacresquare.com / bkirpalani@longacresquare.com

Saratoga Proxy Consulting LLC

John Ferguson / Joseph Mills, 212-257-1311

info@saratogaproxy.com